UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2024

Commission File Number: 001-13742

ICL GROUP LTD.
(Exact name of registrant as specified in its charter)

ICL Group Ltd.
Millennium Tower
23 Aranha Street
P.O. Box 20245
Tel Aviv, 61202 Israel
(972-3) 684-4400
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

 ICL GROUP LTD.

 INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form S-8 (Registration Number: 333-205518) of ICL Group Ltd. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished. In addition, this report on Form 6-K shall be deemed to be incorporated by reference into the Israeli Shelf Prospectus of ICL Group Ltd. filed with the Israel Securities Authority and dated February 28, 2022 (Filing Number: 2022-02-019821) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

ICL GROUP LTD.

1.	Q2 2024 Results

ICL Group Ltd

ICL Reports Second Quarter 2024 Results

Delivers third quarter of sequential growth, with sales of $1.8 billion, operating income of $211 million and adjusted EBITDA of $377 million
Raising guidance for specialties-driven businesses

Tel Aviv, Israel, August 14, 2024 – ICL (NYSE: ICL) (TASE: ICL), a leading global specialty minerals company, today reported its financial results for the second quarter ended June 30, 2024. Consolidated sales were $1.75 billion versus $1.87 billion in the prior year. Operating income was $211 million, with adjusted operating income of $225 million, versus $300 million of operating income in the second quarter of last year. Adjusted EBITDA was $377 million versus $441 million. Diluted earnings per share were $0.09, with adjusted diluted EPS of $0.10, versus $0.13 in the second quarter of last year.

“ICL delivered sequentially improving results for the third consecutive quarter, as we continued to build momentum by focusing on the areas under our control, including the introduction of innovative solutions and continued cost efficiencies, while managing the risks associated with geopolitical uncertainties. All three of our specialties-driven segments were up versus the second quarter of 2023 and contributed to the sequential increase in adjusted EBITDA and margins,” said Raviv Zoller, president and CEO of ICL. “While we were ahead of our expectations in the first half of the year, we remain cautious regarding short-term expectations for some of the end markets we serve, including electronics, housing and construction, and food.”

The company raised its guidance for full year 2024 and now expects specialties-driven EBITDA of between $0.8 billion to $1.0 billion, an increase from previous guidance of $0.7 billion to $0.9 billion, without any change to expected potash sales volumes. (1a)

Financial Results and Business Overview

This Financial Results and Business Overview is based on the Company’s unaudited interim condensed consolidated financial statements as of and for the six and three-month periods ended June 30, 2024 (hereinafter - Interim Financial Statements), and is prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board and prepared in accordance with International Accounting Standard 34 “Interim Financial Reporting”, unless otherwise stated. The Financial Results and Business Overview contains certain non‑IFRS financial measures and forward-looking statements, which are described in the “Financial Figures and non‑GAAP Financial Measures” section and the “Forward-looking Statements” section, respectively.

About ICL

ICL Group Ltd. is a leading global specialty minerals company which creates impactful solutions for humanity’s sustainability challenges in the food, agriculture, and industrial markets. ICL leverages its unique bromine, potash, and phosphate resources, its global professional workforce, and its sustainability focused R&D and technological innovation capabilities, to drive the Company's growth across its end markets. ICL shares are dual listed on the New York Stock Exchange and the Tel Aviv Stock Exchange (NYSE and TASE: ICL). The Company employs more than 12,000 people worldwide, and its 2023 revenues totaled approximately $7.5 billion. For more information, visit the Company's website at www.icl-group.com[1].

[1] The reference to our website is intended to be an inactive textual reference and the information on, or accessible through, our website is not intended to be part of this Form 6-K.

ICL Group Limited Q2 2024 Results 2

Financial Figures and non-GAAP Financial Measures

4-6/2024		4-6/2023		1-6/2024		1-6/2023		1-12/2023
$ millions	% of Sales	$ millions	% of Sales	$ millions	% of Sales	$ millions	% of Sales	$ millions	% of Sales
Sales	1,752	-	1,868	-	3,487	-	3,984	-	7,536	-
Gross profit	568	32	679	36	1,125	32	1,525	38	2,671	35
Operating income	211	12	300	16	414	12	765	19	1,141	15
Adjusted operating income (1)	225	13	300	16	440	13	780	20	1,218	16
Net income attributable to the Company's shareholders	115	7	163	9	224	6	443	11	647	9
Adjusted net income attributable to the Company’s shareholders (1)	126	7	163	9	244	7	455	11	715	9
Diluted earnings per share (in dollars)	0.09	-	0.13	-	0.17	-	0.34	-	0.50	-
Diluted adjusted earnings per share (in dollars) (2)	0.10	-	0.13	-	0.19	-	0.35	-	0.55	-
Adjusted EBITDA (2)(3)	377	22	441	24	739	21	1,051	26	1,754	23
Cash flows from operating activities (4)	316	-	433	-	608	-	832	-	1,710	-
Purchases of property, plant and equipment and intangible assets (5)	142	-	170	-	287	-	334	-	780	-

(1)	See “Adjustments to Reported Operating and Net income (non-GAAP)” below.

(2)	See "Adjusted EBITDA and Diluted Adjusted Earnings Per Share for the periods of activity" below.

(3)	In the first half of 2024, the Company’s adjusted EBITDA was positively impacted by an immaterial accounting reclassification. For further information, see below in our Potash segment results.

(4)	Reclassified – see Note 2 to the Company's Interim Financial Statements.

(5)	See “Condensed consolidated statements of cash flows (unaudited)” in the accompanying financial statements.

We disclose in this quarterly report non-IFRS financial measures titled adjusted operating income, adjusted net income attributable to the Company’s shareholders, diluted adjusted earnings per share, and adjusted EBITDA. Our management uses adjusted operating income, adjusted net income attributable to the Company’s shareholders, diluted adjusted earnings per share, and adjusted EBITDA to facilitate operating performance comparisons from period to period. We calculate our adjusted operating income by adjusting our operating income to add certain items, as set forth in the reconciliation table under “Adjustments to reported operating, and net income (non-GAAP)” below. Certain of these items may recur. We calculate our adjusted net income attributable to the Company’s shareholders by adjusting our net income attributable to the Company’s shareholders to add certain items, as set forth in the reconciliation table under “Adjustments to reported operating, and net income (non-GAAP)” below, excluding the total tax impact of such adjustments. We calculate our diluted adjusted earnings per share by dividing adjusted net income by the weighted-average number of diluted ordinary shares outstanding. Our adjusted EBITDA is calculated as net income before financing expenses, net, taxes on income, share in earnings of equity-accounted investees, depreciation and amortization, and certain adjustments presented in the reconciliation table under “Consolidated adjusted EBITDA, and diluted adjusted Earnings Per Share for the periods of activity” below, which were adjusted for in calculating the adjusted operating income.

ICL Group Limited Q2 2024 Results 3

You should not view adjusted operating income, adjusted net income attributable to the Company’s shareholders, diluted adjusted earnings per share or adjusted EBITDA as a substitute for operating income or net income attributable to the Company’s shareholders determined in accordance with IFRS, and you should note that our definitions of adjusted operating income, adjusted net income attributable to the Company’s shareholders, diluted adjusted earnings per share, and adjusted EBITDA may differ from those used by other companies. Additionally, other companies may use other measures to evaluate their performance, which may reduce the usefulness of our non-IFRS financial measures as tools for comparison. However, we believe adjusted operating income, adjusted net income attributable to the Company’s shareholders, diluted adjusted earnings per share, and adjusted EBITDA provide useful information to both management, and investors by excluding certain items that management believes are not indicative of our ongoing operations. Our management uses these non-IFRS measures to evaluate the Company's business strategies and management performance. We believe that these non‑IFRS measures provide useful information to investors because they improve the comparability of our financial results between periods and provide for greater transparency of key measures used to evaluate our performance.

(1a) The Company only provides guidance on a non-GAAP basis. The Company does not provide a reconciliation of forward-looking adjusted EBITDA (non-GAAP) to GAAP net income (loss), due to the inherent difficulty in forecasting, and quantifying certain amounts that are necessary for such reconciliation, in particular, because special items such as restructuring, litigation, and other matters, used to calculate projected net income (loss) vary dramatically based on actual events, the Company is not able to forecast on a GAAP basis with reasonable certainty all deductions needed in order to provide a GAAP calculation of projected net income (loss) at this time. The amount of these deductions may be material, and therefore could result in projected GAAP net income (loss) being materially less than projected adjusted EBITDA (non-GAAP). The guidance speaks only as of the date hereof. We undertake no obligation to update any of these forward-looking statements to reflect events or circumstances after the date of this news release or to reflect actual outcomes, unless required by law. The Company provides guidance for Specialties-driven EBITDA, which includes Industrial Products, Growing Solutions and Phosphate Solutions, as the Phosphate Solutions business is now predominantly specialties-focused. For our Potash business we provide sales volumes guidance. The Company believes this information provides greater transparency, as these new metrics are less impacted by fertilizer commodity prices, given the extreme volatility in recent years.

We present a discussion in the period-to-period comparisons of the primary drivers of change in the Company’s results of operations. This discussion is based in part on management’s best estimates of the impact of the main trends on our businesses. We have based the following discussion on our financial statements. You should read such discussion together with our financial statements.

ICL Group Limited Q2 2024 Results 4

Adjustments to Reported Operating and Net income (non-GAAP)

	4-6/2024	4-6/2023	1-6/2024	1-6/2023	1-12/2023
	$ millions	$ millions	$ millions	$ millions	$ millions
Operating income	211	300	414	765	1,141
Charges related to the security situation in Israel (1)	14	-	26	-	14
Write-off of assets and provision for site closure (2)	-	-	-	15	49
Provision for early retirement (3)	-	-	-	-	16
Legal proceedings (4)	-	-	-	-	(2)
Total adjustments to operating income	14	-	26	15	77
Adjusted operating income	225	300	440	780	1,218
Net income attributable to the shareholders of the Company	115	163	224	443	647
Total adjustments to operating income	14	-	26	15	77
Total tax adjustments (5)	(3)	-	(6)	(3)	(9)
Total adjusted net income - shareholders of the Company	126	163	244	455	715

(1)	For 2024 and 2023, reflects charges relating to the security situation in Israel.

(2)	For 2023, reflects mainly a write-off of assets related to restructuring at certain sites, including site closures and facility modifications, as part of the Company’s global efficiency plan.

(3)	For 2023, reflects provisions for early retirement, due to restructuring at certain sites, as part of the Company’s global efficiency plan.

(4)	For 2023, reflects a reversal of a legal provision.

(5)	For 2024 and 2023, reflects the tax impact of adjustments made to operating income.

ICL Group Limited Q2 2024 Results 5

Consolidated adjusted EBITDA and diluted adjusted Earnings Per Share for the periods of activity

Calculation of adjusted EBITDA was made as follows:

	4-6/2024	4-6/2023	1-6/2024	1-6/2023	1-12/2023
	$ millions	$ millions	$ millions	$ millions	$ millions
Net income	130	167	256	461	687
Financing expenses, net	33	49	68	93	168
Taxes on income	48	84	90	211	287
Less: Share in earnings of equity-accounted investees	-	-	-	-	(1)
Operating income	211	300	414	765	1,141
Depreciation and amortization	152	141	299	271	536
Adjustments (1)	14	-	26	15	77
Total adjusted EBITDA (2)	377	441	739	1,051	1,754

(1)	See "Adjustments to Reported Operating and Net income (non-GAAP)" above.

(2)	In the first half of 2024, the Company’s adjusted EBITDA was positively impacted by an immaterial accounting reclassification. For further information, see below in our Potash segment results.

Calculation of diluted adjusted earnings per share was made as follows:

	4-6/2024	4-6/2023	1-6/2024	1-6/2023	1-12/2023
	$ millions	$ millions	$ millions	$ millions	$ millions
Net income attributable to the Company's shareholders	115	163	224	443	647
Adjustments (1)	14	-	26	15	77
Total tax adjustments	(3)	-	(6)	(3)	(9)
Adjusted net income - shareholders of the Company	126	163	244	455	715
Weighted-average number of diluted ordinary shares outstanding (in thousands)	1,290,158	1,290,792	1,289,977	1,290,950	1,290,668
Diluted adjusted earnings per share (in dollars) (2)	0.10	0.13	0.19	0.35	0.55

(1)	See "Adjustments to Reported Operating and Net income (non-GAAP)" above.

(2)
The diluted adjusted earnings per share are calculated as follows: dividing the adjusted net income attributable to the shareholders of the Company by the weighted-average number of diluted ordinary shares outstanding (in thousands).

ICL Group Limited Q2 2024 Results 6

Events in the reporting period

The security situation in Israel since October 2023, when the Israeli government declared a state of war in response to attacks on its civilians, has posed several challenges. These include some disruptions in supply chains, a shortage of personnel due to mobilization for reserve duty, and fluctuations in foreign currency exchange rates relative to the Israeli shekel. Regional tensions involving Houthis attacks and threats on commercial ships have intensified, leading to disruptions in shipping routes and commercial shipping arrangements, as well as increased shipping costs.

The Company has taken measures to ensure the safety of its employees and business partners, as well as the communities in which it operates. Additionally, it has implemented supportive measures to accommodate employees who are called for reserve duty, to minimize any potential impact on its business, including avoidance of disruption to production activities at its facilities in Israel.

The security situation in recent months has not had a material impact on the Company's business results. However, as the developments related to the war, as well as its duration, are unpredictable, the Company is unable to estimate the extent of the war’s potential impact on its future business and results. The Company continuously monitors developments and will take all necessary actions to minimize any negative consequences to its operations and assets.

ICL Group Limited Q2 2024 Results 7

Consolidated Results Analysis

Results analysis for the period April – June 2024

	Sales	Expenses	Operating income
	$ millions
Q2 2023 figures	1,868	(1,568)	300
Total adjustments Q2 2023	-	-	-
Adjusted Q2 2023 figures	1,868	(1,568)	300
Quantity	253	(166)	87
Price	(349)	-	(349)
Exchange rates	(20)	37	17
Raw materials	-	110	110
Energy	-	7	7
Transportation	-	1	1
Operating and other expenses	-	52	52
Adjusted Q2 2024 figures	1,752	(1,527)	225
Total adjustments Q2 2024	-	(14)	(14)
Q2 2024 figures	1,752	(1,541)	211

* See "Adjustments to reported Operating and Net income (non-GAAP)" above.

-
Quantity – The positive impact on operating income was primarily related to an increase in sales volumes of bromine-based flame retardants, elemental bromine, specialty agriculture and FertilizerpluS products, turf and ornamental products, magnesium, phosphate fertilizers, white phosphoric acid (WPA), and salts. This impact was partially offset by lower sales volumes of potash.

-
Price – The negative impact on operating income was primarily related to a decrease of $103 in the price of potash (CIF) per tonne year-over-year, as well as a decrease in selling prices of magnesium, WPA, phosphate-based food additives, salts, bromine and phosphorus-based flame retardants, bromine-based industrial solutions, specialty minerals products, specialty agriculture and FertilizerpluS products. This impact was partially offset by higher sales price of phosphate fertilizers.

-
Exchange rates – The favorable impact on operating income was due to the positive impact on operational costs resulting from the depreciation of the average exchange rate of the Israeli shekel, the Brazilian real, the euro, and the Chinese yuan against the US dollar, partially offset by a negative impact on sales resulting from the depreciation of the average exchange rate of the Brazilian real and the Chinese yuan against the US dollar.

-	Raw materials – The positive impact on operating income was primarily due to the lower costs of sulphur, commodity fertilizers, potassium hydroxide (KOH), caustic soda, and ammonia.

-	Energy – The positive impact on operating income was due to decreased electricity and gas prices.

-	Operating and other expenses – The positive impact on operating income was primarily due to lower operational costs.

ICL Group Limited Q2 2024 Results 8

The following table sets forth sales by geographical regions based on the location of the customers:

4-6/2024		4-6/2023
$ millions	% of Sales	$ millions	% of Sales
Europe	534	30	552	30
Asia	408	23	442	24
South America	391	22	394	21
North America	307	18	358	19
Rest of the world	112	7	122	6
Total	1,752	100	1,868	100

-
Europe – The decrease in sales was primarily due to lower sales of potash, WPA, specialty agriculture products and phosphate-based food additives, as lower selling prices offset higher volumes. This decrease was partially offset by higher sales of FertilizerpluS products, phosphate fertilizers, bromine-based flame retardants, specialty minerals, magnesium and salts, as higher sales volumes offset lower selling prices

-
Asia – The decrease in sales was primarily due to lower selling prices and sales volumes of potash, as well as lower sales volumes of clear brines fluids. This decrease was partially offset by higher sales of bromine-based flame retardants, elemental bromine, specialty agriculture products and WPA, as higher sales volumes offset lower selling prices, together with higher sales volumes and selling prices of phosphate fertilizers and higher sales volumes of MAP used as raw materials for energy storage solutions.

-
South America – The decrease in sales was primarily due to lower selling prices and sales volumes of FertilizerpluS products, phosphate fertilizers and phosphate-based food additives, as well as lower sales of WPA, as lower selling prices offset higher sales volumes, together with a negative impact resulting from the depreciation of the average exchange rate of the Brazilian real against the US dollar. This decrease was partially offset by higher sales of specialty agriculture products, potash and magnesium, as increased sales volumes surpassed lower selling prices.

-
North America – The decrease in sales was primarily due to lower sales volumes and selling prices of potash, WPA and phosphorous-based industrial solutions, as well as lower sales of magnesium and phosphate-based food additives, as higher sales volumes were offset by decreased selling prices. This decrease in sales was partially offset by higher sales volumes and selling prices of phosphate fertilizers.

-
Rest of the world – The decrease in sales was primarily due to lower selling prices and sales volumes of specialty agriculture products, as well as lower sales volumes of clear brines fluids and lower sales of potash, as higher sales volumes were offset by lower selling prices.

ICL Group Limited Q2 2024 Results 9

Financing expenses, net

Net financing expenses in the second quarter of 2024 amounted to $33 million, compared to $49 million in the corresponding quarter last year, a decrease of $16 million. This decrease is mainly due to a reduction of $9 million in losses from hedging transactions and a decrease of $4 million in net interest expenses.

Tax expenses

In the second quarter of 2024, the Company’s reported tax expenses amounted to $48 million, compared to $84 million in the corresponding quarter of last year, reflecting an effective tax rate of 27% and 33%, respectively. The Company’s relatively lower effective tax rate for this quarter, reflected a lower surplus profit levy mainly due to a decrease in potash prices.

ICL Group Limited Q2 2024 Results 10

Results analysis for the period January – June 2024

	Sales	Expenses	Operating income
	$ millions
YTD 2023 figures	3,984	(3,219)	765
Total adjustments YTD 2023*	-	15	15
Adjusted YTD 2023 figures	3,984	(3,204)	780
Quantity	379	(225)	154
Price	(862)	-	(862)
Exchange rates	(14)	55	41
Raw materials	-	200	200
Energy	-	26	26
Transportation	-	2	2
Operating and other expenses	-	99	99
Adjusted YTD 2024 figures	3,487	(3,047)	440
Total adjustments YTD 2024*	-	(26)	(26)
YTD 2024 figures	3,487	(3,073)	414

* See "Adjustments to reported operating and net income (non-GAAP)" above.

-
Quantity – The positive impact on operating income was primarily related to an increase in sales volumes of bromine-based flame retardants, elemental bromine, magnesium, specialty agriculture products and FertilizerpluS products, turf and ornamental products, MAP used as raw materials for energy storage solutions, and phosphate fertilizers. This impact was partially offset by lower sales volumes of phosphorus-based industrial solutions and white phosphoric acid (WPA).

-
Price – The negative impact on operating income was primarily related to a decrease of $141 in the price of potash (CIF) per tonne year-over-year, as well as a decrease in selling prices of magnesium, specialty agriculture and FertilizerpluS products, turf and ornamental products, bromine-based industrial solutions, bromine and phosphorus-based flame retardants, specialty minerals products, WPA, salts, MAP used as raw materials for energy storage solutions, and phosphate fertilizers.

-
Exchange rates - The favorable impact on operating income was due to the positive impact on operational costs resulting from the depreciation of the average exchange rate of the Israeli shekel, the Chinese yuan, and the Brazilian real against the US dollar, partially offset by a negative impact on sales resulting from the depreciation of the average exchange rate of the Chinese yuan and the Brazilian real against the US dollar.

-
Raw materials - The positive impact on operating income was primarily due to lower costs of commodity fertilizers, sulphur, potassium hydroxide (KOH), caustic soda, ammonia, and raw materials used in the production of industrial solutions products.

-	Energy – The positive impact on operating income was due to decreased electricity and gas prices.

-	Operating and other expenses – The positive impact on operating income was primarily related to lower operational costs, as well as lower royalty payments.

ICL Group Limited Q2 2024 Results 11

The following table sets forth sales by geographical regions based on the location of the customers:

	1-6/2024		1-6/2023
	$ millions	% of Sales	$ millions	% of Sales
Europe	1,173	34	1,325	33
Asia	820	24	882	22
South America	623	18	818	21
North America	647	19	727	18
Rest of the world	224	5	232	6
Total	3,487	100	3,984	100

-
Europe – The decrease in sales was primarily due to lower sales of potash, specialty agriculture products, white phosphoric acid (WPA), phosphate-based food additives, salts, bromine-based flame retardants and elemental bromine, as higher sales volumes were offset by lower selling prices. This decrease was partially offset by higher sales of FertilizerpluS products, phosphate fertilizers and magnesium, as higher sales volumes offset lower selling prices, together with a positive impact resulting from the appreciation of the average exchange rate of the euro against the US dollar.

-
Asia – The decrease in sales was primarily due to lower selling prices and sales volumes of potash and specialty minerals products, as well as lower sales of WPA as lower selling prices offset higher sales volumes, together with a negative impact resulting from the depreciation of the average exchange rate of the Chinese yuan against the US dollar. This decrease in sales was partially offset by higher sales of bromine-based flame retardant, elemental bromine, phosphate fertilizer, specialty agriculture products and MAP used as raw materials for energy storage solutions, as increased sales volumes outweighed lower selling prices.

-
South America – The decrease in sales was primarily due to lower selling prices and sales volumes of FertilizerpluS products, phosphate fertilizers, WPA and phosphate-based food additives, as well as lower sales of potash, as higher sales volumes were offset by lower selling prices, together with a negative impact resulting from the depreciation of the average exchange rate to the Brazilian real against the US dollar. This decrease in sales was partially offset by higher sales of specialty agriculture products and magnesium, as higher sales volumes offset lower selling prices.

-
North America – The decrease in sales was primarily due to lower sales volumes and selling prices of WPA, phosphate-based food additives, salts, phosphorous-based flame retardant and phosphorous-based industrial solutions, as well as lower sales of magnesium, potash, specialty agriculture products and clear brines fluids, as higher sales volumes were offset by lower selling prices. This decrease in sales was partially offset by higher sales of turf and ornamental products, as increased sales volumes outweighed lower selling prices.

-
Rest of the world – The decrease in sales was primarily due to lower sales volumes and selling prices of specialty agriculture products, which was partially offset by higher sales of potash and phosphate fertilizers, as higher sales volumes offset lower selling prices.

ICL Group Limited Q2 2024 Results 12

Financing expenses, net

Net financing expenses for the six-month period ended June 30, 2024, amounted to $68 million, compared to $93 million in the corresponding period last year, a decrease of $25 million. This reduction is primarily due to a decrease of $25 million in losses from hedging transactions and a $6 million in net interest expenses. This was partially offset by a reduction of $6 million in income from long-term employee benefits provisions and lease revaluation, which resulted from lower depreciation of the Israeli shekel against the US dollar compared to the corresponding period.

Tax expenses

For the six-month period ended June 30, 2024, the Company's reported tax expenses amounted to $90 million, compared to $211 million in the corresponding period of last year, reflecting an effective tax rate of 26% and 31%, respectively. The Company’s relatively lower effective tax rate for this period, reflected a lower surplus profit levy mainly due to a decrease in potash prices.

ICL Group Limited Q2 2024 Results 13

Segment Information

Industrial Products

The Industrial Products segment produces bromine from a highly concentrated solution in the Dead Sea and bromine‑based compounds at its facilities in Israel, the Netherlands and China. In addition, the segment produces several grades of salts, magnesium chloride, magnesia-based products, phosphorus-based products and functional fluids.

Results of operations and key indicators

	4-6/2024	4-6/2023	1-6/2024	1-6/2023	1-12/2023
	$ millions	$ millions	$ millions	$ millions	$ millions
Segment Sales	315	300	650	661	1,227
Sales to external customers	309	297	640	648	1,206
Sales to internal customers	6	3	10	13	21
Segment Operating Income	60	60	119	150	220
Depreciation and amortization	14	14	27	29	57
Segment EBITDA	74	74	146	179	277
Capital expenditures	19	19	35	45	91

Highlights and business environment

•	Elemental bromine sales increased year-over-year, as higher volumes offset lower bromine prices.

•	Bromine-based flame retardants sales increased year-over-year with higher volumes partially offset by lower prices, as demand in the electronics and construction end-markets remained soft.

•	Phosphorus-based flame retardants sales decreased year-over-year due to lower prices with soft demand and strong competition in the construction end-market.

•	Clear brine fluids sales decreased year-over-year mainly due to lower volumes.

•	Specialty minerals sales decreased year-over-year, driven by lower sales of KCl due to reduced prices amid stronger competition.

ICL Group Limited Q2 2024 Results 14

Results analysis for the period April – June 2024

	Sales	Expenses	Operating income
	$ millions
Q2 2023 figures	300	(240)	60
Quantity	90	(51)	39
Price	(74)	-	(74)
Exchange rates	(1)	6	5
Raw materials	-	(2)	(2)
Energy	-	2	2
Transportation	-	2	2
Operating and other expenses	-	28	28
Q2 2024 figures	315	(255)	60

-
Quantity – The positive impact on operating income was primarily related to an increase in sales volumes of bromine-based flame retardants, elemental bromine and specialty minerals. This was partially offset by lower sales volumes of clear brine fluids and phosphorus-based industrial solutions.

-
Price – The negative impact on operating income was primarily due to lower selling prices of bromine-based industrial solutions, bromine and phosphorus-based flame retardants, as well as specialty minerals.

-
Exchange rates – The favorable impact on operating income was due to the positive impact on operational costs resulting from the depreciation of the average exchange rate of the Israeli shekel against the US dollar.

-	Operating and other expenses – The positive impact on operating income was primarily related to lower operational costs.

ICL Group Limited Q2 2024 Results 15

Results analysis for the period January – June 2024

	Sales	Expenses	Operating income
	$ millions
YTD 2023 figures	661	(511)	150
Quantity	145	(82)	63
Price	(155)	-	(155)
Exchange rates	(1)	12	11
Raw materials	-	5	5
Energy	-	3	3
Transportation	-	5	5
Operating and other expenses	-	37	37
YTD 2024 figures	650	(531)	119

-
Quantity – The positive impact on operating income was primarily related to an increase in sales volumes of bromine-based flame retardants and elemental bromine. This impact was partially offset by lower sales volumes of clear brine fluids and phosphorus-based industrial solutions.

-	Price – The negative impact on operating income was due to lower selling prices of bromine-based industrial solutions, bromine and phosphorus-based flame retardants, and specialty minerals.

-
Exchange rates – The favorable impact on operating income was due to the positive impact on operational costs resulting from the depreciation of the average exchange rate of the Israeli shekel against the US dollar.

-	Raw materials – The positive impact on operating income was due to decreased costs of raw materials.

-	Transportation – The positive impact on operating income was due to a decrease in marine and in-land transportation costs.

-	Operating and other expenses – The positive impact on operating income was primarily related to lower operational costs.

ICL Group Limited Q2 2024 Results 16

Potash

The Potash segment produces and sells mainly potash, salts, magnesium and electricity. Potash is produced in Israel using an evaporation process to extract potash from the Dead Sea at Sodom, and in Spain using conventional mining from an underground mine. The segment also produces and sells pure magnesium, magnesium alloys and chlorine. In addition, the segment sells salt products produced at its potash site in Spain. The segment operates a power plant in Sodom, which supplies electricity and steam to ICL facilities in Israel (surplus electricity is sold to external customers).

Results of operations and key indicators

	4-6/2024	4-6/2023	1-6/2024	1-6/2023	1-12/2023
	$ millions	$ millions	$ millions	$ millions	$ millions
Segment Sales	422	582	845	1,182	2,182
Potash sales to external customers	324	476	631	948	1,693
Potash sales to internal customers	17	24	49	58	129
Other and eliminations (1)	81	82	165	176	360
Gross Profit	157	318	326	690	1,171
Segment Operating Income	60	167	122	421	668
Depreciation and amortization (2)	58	46	120	90	175
Segment EBITDA (2)	118	213	242	511	843
Capital expenditures	63	79	129	163	384
Potash price - CIF ($ per tonne)	300	403	310	451	393

(1)	Primarily includes salt produced in Spain, metal magnesium-based products, chlorine, and sales of surplus electricity produced by ICL’s power plant at the Dead Sea in Israel.

(2)	In the first half and in Q2 2024, the Potash segment's EBITDA increased by $32 million and by $16 million, respectively, following an immaterial accounting reclassification of certain assets.

Highlights and business environment

•	ICL's potash price (CIF) per tonne of $300 in the second quarter was 7% lower than the first quarter and 26% lower year-over-year.

•	The Grain Price Index increased by 2.7% during the quarter. Corn, wheat, and rice prices were 4.5%, 5.3% and 1.7% higher, respectively, while soy prices continued to weaken, falling by 0.5%.

•
The WASDE (World Agricultural Supply and Demand Estimates) report, published by the USDA in July 2024, showed a continued decrease in the expected ratio of global inventories of grains to consumption to 27.3% for the 2024/25 agriculture year, compared to 27.5% for the 2023/24 agricultural year and a five-year average of 28.8%.

•
In July 2024, as part of ICL's 2022-2024 Chinese framework agreements, ICL signed contracts with its Chinese customers to supply 840,000 tonnes of potash at a price of $273 per tonne, which aligns with recent contract settlements.

ICL Group Limited Q2 2024 Results 17

Additional segment information

Global potash market - average prices and imports:

Average prices		4-6/2024	4-6/2023	VS Q2 2023	1-3/2024	VS Q1 2024
Granular potash – Brazil	CFR spot ($ per tonne)	311	383	(18.8)%	298	4.4%
Granular potash – Northwest Europe	CIF spot/contract (€ per tonne)	348	509	(31.6)%	370	(5.9)%
Standard potash – Southeast Asia	CFR spot ($ per tonne)	292	397	(26.4)%	309	(5.5)%
Potash imports
To Brazil	million tonnes	4.1	3.8	7.9%	2.6	57.7%
To China	million tonnes	2.6	2.7	(3.7)%	3.8	(31.6)%
To India	million tonnes	0.9	1.2	(25.0)%	0.4	125.0%

Sources: CRU (Fertilizer Week July 2024), FAI, SIACESP (Brazil) & Chinese customs.

Potash – Production and Sales

Thousands of tonnes	4-6/2024	4-6/2023	1-6/2024	1-6/2023	1-12/2023
Production	1,108	1,110	2,238	2,180	4,420
Total sales (including internal sales)	1,153	1,261	2,237	2,224	4,683
Closing inventory	285	503	285	503	284

Second quarter 2024

-	Production – Production was stable year-over-year.

-
Sales – The quantity of potash sold was 108 thousand tonnes lower year-over-year mainly due to decreased sales volumes in India, the US and China, partially offset by higher sales volumes in Brazil and Europe.

First half 2024

-	Production – Production was 58 thousand tonnes higher year-over-year, mainly due to operational improvements.

-
Sales – The quantity of potash sold was 13 thousand tonnes higher year-over-year, mainly due to higher sales volumes in Europe, Brazil and the US, partially offset by lower sales volumes in India and China.

ICL Group Limited Q2 2024 Results 18

Results analysis for the period April – June 2024

	Sales	Expenses	Operating income
	$ millions
Q2 2023 figures	582	(415)	167
Quantity	5	(18)	(13)
Price	(164)	-	(164)
Exchange rates	(1)	7	6
Raw materials	-	1	1
Energy	-	3	3
Transportation	-	2	2
Operating and other expenses	-	58	58
Q2 2024 figures	422	(362)	60

-
Quantity – The negative impact on operating income primarily related to a decrease in sales volumes of potash to India, the US, and China, partially offset by higher sales volumes in Brazil and Europe, as well as an increase in sales volumes of magnesium.

-	Price – The negative impact on operating income resulted primarily from a decrease of $103 in the potash price (CIF) per tonne, year-over-year.

-
Exchange rates – The favorable impact on operating income was due to a positive impact on operational costs resulting from the depreciation of the average exchange rate of the Israeli shekel against the US dollar.

-	Operating and other expenses – The positive impact on operating income was primarily related to lower operational costs.

ICL Group Limited Q2 2024 Results 19

Results analysis for the period January – June 2024

	Sales	Expenses	Operating income
	$ millions
YTD 2023 figures	1,182	(761)	421
Quantity	79	(60)	19
Price	(418)	-	(418)
Exchange rates	2	13	15
Raw materials	-	3	3
Energy	-	16	16
Transportation	-	(1)	(1)
Operating and other expenses	-	67	67
YTD 2024 figures	845	(723)	122

-
Quantity – The positive impact on operating income was primarily related to an increase in sales volumes of magnesium as well as an increase in sales volumes of potash in Europe, Brazil, and the US, partially offset by lower sales volumes of potash to India and China.

-	Price – The negative impact on operating income resulted primarily from a decrease of $141 in the potash price (CIF) per tonne, year-over-year.

-
Exchange rates – The favorable impact on operating income was due to a positive impact on operational costs resulting from the depreciation of the average exchange rate of the Israeli shekel against the US dollar, as well as a positive impact on sales resulting from the appreciation of the average exchange rate of the euro against the US dollar.

-	Energy – The positive impact on operating income was primarily due to decreased electricity and gas prices.

-	Operating and other expenses – The positive impact on operating income was primarily related to lower operational costs and royalty payments.

ICL Group Limited Q2 2024 Results 20

Phosphate Solutions

The Phosphate Solutions segment operates ICL’s phosphate value chain and uses phosphate rock and fertilizer-grade phosphoric acid to produce phosphate-based specialty products with higher added value, as well as to produce and sell phosphate-based fertilizers.

Results of operations and key indicators (1)

	4-6/2024 (2)	4-6/2023	1-6/2024	1-6/2023	1-12/2023
	$ millions	$ millions	$ millions	$ millions	$ millions
Segment Sales	572	565	1,131	1,240	2,350
Sales to external customers	528	513	1,045	1,133	2,141
Sales to internal customers	44	52	86	107	209
Segment Operating Income	93	73	177	192	350
Depreciation and amortization	53	56	100	108	207
Segment EBITDA	146	129	277	300	557
Capital expenditures	71	59	123	113	270

(1)
In alignment with the Company’s efficiency plan, which includes a change of reporting responsibilities as of January 2024, the results of a non-phosphate related business were allocated from the Phosphate Solutions segment to Other Activities. Comparative figures have been restated to reflect the organizational change in the reportable segments.

(2)
For Q2 2024, Phosphate Specialties comprised $325 million of segment sales, $46 million of operating income, $11 million of D&A and represented $57 million of EBITDA, while Phosphate Commodities comprised $247 million of segment sales, $47 million of operating income, $42 million of D&A and represented $89 million of EBITDA.

ICL Group Limited Q2 2024 Results 21

Significant Highlights

•
Phosphate prices began the quarter stable-to-weak but firmed up late in the quarter driven by a renewed lack of availability and tight stocks. Whereas key benchmarks were 2% lower quarter-over-quarter, the trend turned increasingly positive through June 2024.

•	Developments in key markets are described in detail below:

-
Chinese export DAP prices fell by $68/t by the end of May, as product allocations were shifted from domestic to international markets late in the first quarter, and export availability improved. A similar but more pronounced trend on nitrogen led to the rapid depletion of local urea stocks and a renewal of local inflationary concerns. This prompted the government to burden exports, and towards the end of the quarter, global prices began to recover.

-
As a result of the reduced phosphate subsidy on DAP imports in the first quarter, Indian importers managed to decrease prices early in the second quarter. The improved Chinese availability spurred competition and lowered DAP CFR India prices. This improved distribution affordability and increased buying interest. However, as Chinese export inspections started to slow, prices began to recover and by the end of the quarter, the DAP CFR India price reached $539/mt.

-
Following an active first quarter, US imports slowed in April and May as planting seasons began. Lower corn prices led the USDA (United States Department of Agriculture) to cut its planting acreage to just 90M (5M lower than last year). This weighed on sentiment and subsequently reduced fertilizer prices. DAP FOB Nola decreased to $565/mt by mid-May. Prices subsequently rose by $39/mt by the end of the quarter, due to improved corn planting estimates (+1.5M acres) and tight DAP/MAP availability.

-
For much of the first half of 2024, Brazilian MAP prices remained steady, trading between $560 and $575/t. However, with MAP imports running behind 2023, limited supplies from Morocco and the US, and the prospect of a large soybean area increase for Safra 2024/25, phosphate prices began to rise in June, ending the quarter with an MAP CFR Brazil price of $615/t.

•	Indian phosphoric acid prices are negotiated on a quarterly basis. The second quarter price was agreed at $948/t P2O5, $20 lower than the first quarter of 2024.

•	Sulphur FOB Middle East prices ended the second quarter at $82/t, similar to prevailing levels at the end of the first quarter.

•
While food specialties volumes increased year-over-year, global revenue declined due to lower prices in line with decreasing input costs. Industrial salts revenue saw a downturn compared to the previous year, driven by price adjustments reflecting decreasing input costs, partly offset by a year-over-year volume increase noticeable in Europe.

•	Sales of white phosphoric acid (WPA) decreased year-over-year due to decreased selling prices in all regions, partially offset by an increase in volumes, especially in Europe and Asia.

•
Sales of battery materials in Asia increased year-over-year as the Company continues to execute its long-term strategy to provide commercial solutions for the energy storage systems (ESS) market. The increase in sales was driven mainly by higher sales volumes.

ICL Group Limited Q2 2024 Results 22

Additional segment information

Global phosphate commodities market - average prices:

Average prices	$ per tonne	4-6/2024	4-6/2023	VS Q2 2023	1-3/2024	VS Q1 2024
DAP	CFR India Bulk Spot	527	515	2%	591	(11)%
TSP	CFR Brazil Bulk Spot	425	406	5%	425	0%
SSP	CPT Brazil inland 18-20% P2O5 Bulk Spot	281	279	1%	276	2%
Sulphur	Bulk FOB Adnoc monthly Bulk contract	84	94	(11)%	75	12%

Source: CRU (Fertilizer Week Historical Prices, July 2024).

Results analysis for the period April – June 2024

	Sales	Expenses	Operating income
	$ millions
Q2 2023 figures	565	(492)	73
Quantity	79	(50)	29
Price	(66)	-	(66)
Exchange rates	(6)	12	6
Raw materials	-	49	49
Transportation	-	1	1
Operating and other expenses	-	1	1
Q2 2024 figures	572	(479)	93

-
Quantity – The positive impact on operating income was primarily related to higher sales volumes of phosphate fertilizers, white phosphoric acid (WPA), salts, MAP used for energy storage solutions and phosphate-based food additives.

-
Price – The negative impact on operating income was primarily due to lower selling prices of WPA, phosphate-based food additives and salts. This was partially offset by higher selling prices of phosphate fertilizers.

-
Exchange rates – The favorable impact on operating income was mainly due to the positive impact on operational costs resulting from the depreciation of the average exchange rate of the Israeli shekel and the Chinese yuan against the US dollar which exceeded the negative impact on sales resulting from the depreciation of the average exchange rate of the Chinese yuan against the US dollar.

-	Raw materials –The positive impact on operating income was mainly due to lower costs of sulphur, caustic soda and potassium hydroxide (KOH).

ICL Group Limited Q2 2024 Results 23

Results analysis for the period January – June 2024

	Sales	Expenses	Operating income
	$ millions
YTD 2023 figures	1,240	(1,048)	192
Quantity	61	(35)	26
Price	(160)	-	(160)
Exchange rates	(10)	24	14
Raw materials	-	87	87
Energy	-	3	3
Transportation	-	2	2
Operating and other expenses	-	13	13
YTD 2024 figures	1,131	(954)	177

-
Quantity – The positive impact on operating income was due to higher sales volumes of phosphate fertilizers, MAP used for energy storage solutions and salts. This was partially offset by lower sales volumes of WPA and phosphate-based food additives.

-
Price – The negative impact on operating income was primarily related to lower selling prices of WPA, phosphate-based food additives, salts, phosphate fertilizers and MAP used for energy storage solutions.

-
Exchange rates – The favorable impact on operating income was due to the positive impact on operational costs resulting from the depreciation of the average exchange rate of the Israeli shekel and the Chinese yuan against the US dollar, which exceeded the negative impact on sales resulting from the depreciation of the average exchange rate of the Chinese yuan against the US dollar.

-	Raw materials – The positive impact on operating income was due to lower costs of sulphur, caustic soda, and potassium hydroxide (KOH).

-	Operating and other expenses – The positive impact on operating income primarily related to lower maintenance and operational costs.

ICL Group Limited Q2 2024 Results 24

Growing Solutions

The Growing Solutions segment aims to achieve global leadership in plant nutrition by enhancing its position in its core markets of specialty agriculture, ornamental horticulture, turf and landscaping, fertilizers and FertilizerpluS, and by targeting high-growth markets such as Brazil, India, and China. The segment leverages its unique R&D capabilities, substantial agronomic experience, global footprint, backward integration to potash, phosphate and polysulphate and its chemistry know-how, as well as its ability to integrate and generate synergies from acquired businesses. The segment continuously works to expand its broad portfolio of specialty plant nutrition, plant stimulation and plant health solutions, which consists of enhanced efficiency and controlled release fertilizers (CRF), water-soluble fertilizers (WSF), liquid fertilizers and straights (MKP/MAP/PeKacid), FertilizerpluS, soil and foliar micronutrients, biostimulants, soil conditioners, seed treatment products and adjuvants.

Results of operations and key indicators

	4-6/2024	4-6/2023	1-6/2024	1-6/2023	1-12/2023
	$ millions	$ millions	$ millions	$ millions	$ millions
Segment Sales	494	481	973	1,045	2,073
Sales to external customers	489	473	963	1,026	2,047
Sales to internal customers	5	8	10	19	26
Segment Operating Income	25	4	48	36	51
Depreciation and amortization	20	18	39	31	68
Segment EBITDA	45	22	87	67	119
Capital expenditures	19	14	34	38	92

Highlights and business environment

•	FertilizerpluS: Sales increased year-over-year as higher sales volumes offset lower prices, with increased demand mainly in Europe and China.

•
Specialty Agriculture (SA): Sales increased year-over-year due to higher sales volumes, partially offset by lower prices, mainly in Biostimulants and water-soluble fertilizers, with increased demand in Brazil, China and India.

•
Turf and Ornamental (T&O): Sales increased year-over-year, primarily due to higher sales of ornamental horticulture, with increased demand in all regions, mainly in CRF Ornamental and SRF. However, Turf and landscape sales slightly decreased as higher volumes, mostly in CRF Turf, were unable to offset lower prices.

•
As part of the Company’s goal to expand its Growing Solutions’ product offerings, in July 2024, the Company completed the acquisition of Custom Ag Formulators (hereinafter - CAF), a North American provider of customized agriculture formulations and products for growers. CAF offers a diverse assortment of liquid adjuvants and enhanced nutrients, as well as various other specialty products.

•
In the second quarter of 2024, the collaboration with Lavie Bio Ltd. to develop novel bio-stimulant products to enrich fertilizer efficiency, achieved significant progress, identifying over a dozen novel microbe-based solutions through AI-driven technologies. Field trials are planned in the US and Brazil for the second half of 2024, with regulatory processes anticipated to begin in 2026.

ICL Group Limited Q2 2024 Results 25

Results analysis for the period April – June 2024

	Sales	Expenses	Operating income
	$ millions
Q2 2023 figures	481	(477)	4
Quantity	70	(45)	25
Price	(45)	-	(45)
Exchange rates	(12)	10	(2)
Raw materials	-	59	59
Energy	-	3	3
Transportation	-	(4)	(4)
Operating and other expenses	-	(15)	(15)
Q2 2024 figures	494	(469)	25

-	Quantity – The positive impact on operating income was primarily related to higher sales volumes of specialty agriculture and FertilizerpluS products, as well as turf and ornamental products.

-	Price – The negative impact on operating income was due to lower selling prices of specialty agriculture and FertilizerpluS products, as well as turf and ornamental products.

-
Exchange rates – The unfavorable impact on operating income was due to the negative impact on sales resulting from the depreciation of the average exchange rate of the Brazilian real, the euro and the Chinese yuan against the US dollar, which was partially offset by a positive impact on operational costs resulting from the depreciation of the average exchange rate of the Brazilian real and the euro against the US dollar.

-	Raw materials – The positive impact on operating income primarily related to lower costs of commodity fertilizers, potassium hydroxide (KOH) and ammonia.

-	Operating and other expenses – The negative impact on operating income primarily related to higher maintenance and operational costs.

ICL Group Limited Q2 2024 Results 26

Results analysis for the period January – June 2024

	Sales	Expenses	Operating income
	$ millions
YTD 2023 figures	1,045	(1,009)	36
Quantity	104	(69)	35
Price	(171)	-	(171)
Exchange rates	(5)	4	(1)
Raw materials	-	157	157
Energy	-	4	4
Transportation	-	(4)	(4)
Operating and other expenses	-	(8)	(8)
YTD 2024 figures	973	(925)	48

-	Quantity – The positive impact on operating income was primarily related to higher sales volumes of specialty agriculture and FertilizerpluS products, as well as turf and ornamental products.

-	Price – The negative impact on operating income was due to lower selling prices of FertilizerpluS and specialty agriculture products, as well as turf and ornamental products.

-
Exchange rates – The unfavorable impact on operating income was due to the negative impact on sales resulting from the depreciation of the average exchange rate of the Brazilian real, Israeli shekel and the Chinese yuan against the US dollar, which slightly exceeded their positive impact on operational costs.

-	Raw materials - The positive impact on operating income was primarily related to lower costs of commodity fertilizers, potassium hydroxide (KOH), ammonia and caustic soda.

-	Operating and other expenses – The negative impact on operating income was primarily related to higher operational costs.

ICL Group Limited Q2 2024 Results 27

Liquidity and Capital Resources

Source and uses of cash

Net cash provided by operating activities

In the second quarter, cash flow provided by operating activities amounted to $316 million, compared to $433 million in the corresponding quarter last year. This decrease was mainly due to lower operating profit and changes in working capital.

Net cash used in investing activities

In the second quarter, net cash used in investing activities amounted to $125 million, compared to $202 million in the corresponding quarter last year. This decrease was mainly due to proceeds received from deposits and lower payments for property, plant and equipment.

Net cash used in financing activities

In the second quarter, net cash used in financing activities amounted to $263 million, compared to $393 million in the corresponding quarter last year. This decrease was mainly due to receipt of long-term debt and lower dividend payments.

Outstanding net debt

As of June 30, 2024, ICL’s net financial liabilities amounted to $2,031 million, a decrease of $64 million compared to December 31, 2023.

Credit facilities

Sustainability-linked Revolving Credit Facility (RCF)

In April 2023, the Company entered into a Sustainability-Linked Revolving Credit Facility Agreement made between ICL Finance B.V. and a consortium of twelve international banks for a $1,550 million credit facility. in April 2024, all lenders exercised the option to extend the agreement by one year, until April 2029.

As of June 30, 2024, the Company had utilized $417 million out of the $1,550 million credit facility framework.

Securitization

The total amount of the Company's committed securitization facility framework is $300 million and an additional $100 million uncommitted. As of June 30, 2024, ICL had utilized approximately $177 million of the facility’s framework.

ICL Group Limited Q2 2024 Results 28

Ratings and financial covenants

Fitch Ratings

In June 2024, Fitch Ratings reaffirmed the Company’s long-term issuer default rating and senior unsecured rating at 'BBB-'. The outlook on the long-term issuer default rating is stable.

S&P Rating

Subsequent to the date of this report, in July 2024, the S&P credit rating agency reaffirmed the Company’s international credit rating and senior unsecured rating of 'BBB-'. In addition, the S&P Maalot credit rating agency reaffirmed the Company’s credit rating of 'ilAA' with a stable rating outlook.

Financial covenants

As of June 30, 2024, the Company was in compliance with all of its financial covenants stipulated in its financing agreements.

Critical Accounting Estimates

In the six and three month periods ended June 30, 2024, there were no material changes in the critical accounting estimates previously disclosed in our Annual Report on Form 20-F for the year ended December 31, 2023.

Board of Directors and Senior Management Updates

Mr. Shalom Shlomo was appointed to the Board of Directors, effective as of January 1, 2024, to serve until the next annual general meeting of shareholders of the Company.

As of May 8, 2024, Ms. Maya Grinfeld, ICL’s VP, Marketing and Communication, is considered an office holder of the Company.

On July 17, 2024, at the Company’s 2024 Annual General Meeting of Shareholders (the "AGM"), the shareholders approved the following resolutions: (a) the re-election of Yoav Doppelt, Aviad Kaufman, Avisar Paz, Sagi Kabla, Reem Aminoach, Lior Reitblatt, Tzipi Ozer Armon, Gadi Lesin, Michal Silverberg and Shalom Shlomo to serve as directors of the Company, effective as of the date of the AGM, until the next annual general meeting of shareholders of the Company or until any of their earlier resignation or removal; (b) the re-election of Dr. Miriam Haran as an external director (within the meaning of the Israeli Companies Law, 1999) for a second three-year term; (c) an amendment to the Company’s Articles of Association in order to allow for indemnification and insurance of directors and officers under the Israeli Economic Competition Law, 1988 (the “Israeli Competition Law”); (d) an amendment to the exemption, insurance and indemnification undertaking letter issued by the Company to each of its directors and officers to allow for indemnification and insurance in connection with proceedings under the Israeli Competition Law; and, (e) the reappointment of Somekh Chaikin, a Member Firm of KPMG International, as the Company’s independent auditor until the next annual general meeting of shareholders of the Company.

On July 18, 2024, the Company’s Board of Directors determined that Mr. Avisar Paz qualifies as an independent director under the New York Stock Exchange corporate governance standards.

ICL Group Limited Q2 2024 Results 29

Risk Factors

In the six and three month periods ended June 30, 2024, there were no material changes in the risk factors previously disclosed in our Annual Report on Form 20-F for the year ended December 31, 2023.

Quantitative and Qualitative Exposures stemming from Market Risks

Reference is made to “Item 11 – Quantitative and Qualitative Disclosures about Market Risks” in our Annual Report on Form 20-F for the year ended December 31, 2023.

Legal Proceedings

For further information regarding legal proceedings and other contingencies, see Note 6 to the Company's Interim Financial Statements.

Forward-looking Statements

This announcement contains statements that constitute “forward‑looking statements”, many of which can be identified by the use of forward‑looking words such as “anticipate”, “believe”, “could”, “expect”, “should”, “plan”, “intend”, “estimate”, “strive”, “forecast”, “targets” and “potential”, among others. The Company is relying on the safe harbor provided in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, in making such forward-looking statements.

Forward‑looking statements appear in a number of places in this announcement and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward‑looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and the actual results may differ materially from those expressed or implied in the forward‑looking statements due to various factors, including, but not limited to:

Loss or impairment of business licenses or mineral extractions permits or concessions; volatility of supply and demand and the impact of competition; the difference between actual reserves and our reserve estimates; natural disasters and cost of compliance with environmental regulatory legislative and licensing restrictions including laws and regulation related to, and physical impacts of climate change and greenhouse gas emissions; failure to "harvest" salt which could lead to accumulation of salt at the bottom of the evaporation Pond 5 in the Dead Sea; litigation, arbitration and regulatory proceedings; disruptions at our seaport shipping facilities or regulatory restrictions affecting our ability to export our products overseas; changes in exchange rates or prices compared to those we are currently experiencing; general market, political or economic conditions in the countries in which we operate; price increases or shortages with respect to our principal raw materials; pandemics may create disruptions, impacting our sales, operations, supply chain and customers; delays in termination of engagements with contractors and/or governmental obligations; the inflow of significant amounts of water into the Dead Sea which could adversely affect production at our plants; labor disputes, slowdowns and strikes involving our employees; pension and health insurance liabilities; changes to governmental incentive programs or tax benefits, creation of new fiscal or tax related legislation; and/or higher tax liabilities; changes in our evaluations and estimates, which serve as a basis for the recognition and manner of measurement of assets and liabilities; failure to integrate or realize expected benefits from mergers and acquisitions, organizational restructuring and joint ventures; currency rate fluctuations; rising interest rates; government examinations or investigations; information technology systems or breaches of our, or our service providers', data security; failure to retain and/or recruit key personnel; inability to realize expected benefits from our cost reduction program according to the expected timetable; inability to access capital markets on favorable terms; cyclicality of our businesses; The Company is exposed to risks relating to its current and future activity in emerging markets; changes in demand for our fertilizer products due to a decline in agricultural product prices, lack of available credit, weather conditions, government policies or other factors beyond our control; disruption of our, or our service providers', sales of our magnesium products being affected by various factors that are not within our control; volatility or crises in the financial markets; hazards inherent to mining and chemical manufacturing; the failure to ensure the safety of our workers and processes; exposure to third party and product liability claims; product recalls or other liability claims as a result of food safety and food-borne illness concerns; insufficiency of insurance coverage; war or acts of terror and/or political, economic and military instability in Israel and its region, including the current state of war declared in Israel and any resulting disruptions to our supply and production chains; filing of class actions and derivative actions against the Company, its executives and Board members; closing of transactions, mergers and acquisitions; and other risk factors discussed under ”Item 3 - Key Information— D. Risk Factors" in the Company's Annual Report on Form 20-F for the year ended December 31, 2023, filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 14, 2024 (the “Annual Report”).

Forward‑looking statements speak only as of the date they are made, and, except as otherwise required by law, we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements, targets or goals in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events. Investors are cautioned to consider these risk and uncertainties and to not place undue reliance on such information. Forward-looking statements should not be read as a guarantee of future performance or results and are subject to risks and uncertainties, and the actual results may differ materially from those expressed or implied in the forward-looking statements.

This report for the second quarter of 2024 (the “Quarterly Report”) should be read in conjunction with the Annual Report of 2023 published by the Company on Form 20-F and the report for the first quarter of 2024 published by the Company (the "prior quarterly report"), including the description of events occurring subsequent to the date of the statement of financial position, as filed with the US SEC.

ICL Group Limited Q2 2024 Results 30

Consolidated Financial Statements (Unaudited)

As of June 30, 2024

(in millions of US Dollars)

ICL Group Ltd

Condensed Consolidated Statements of Financial Position as of (Unaudited)

	June 30, 2024	June 30, 2023	December 31, 2023
	$ millions	$ millions	$ millions
Current assets
Cash and cash equivalents	287	372	420
Short-term investments and deposits	109	166	172
Trade receivables	1,429	1,380	1,376
Inventories	1,544	2,006	1,703
Prepaid expenses and other receivables	298	333	363
Total current assets	3,667	4,257	4,034

Non-current assets
Deferred tax assets	147	149	152
Property, plant and equipment	6,285	6,097	6,329
Intangible assets	857	872	873
Other non-current assets	249	209	239
Total non-current assets	7,538	7,327	7,593

Total assets	11,205	11,584	11,627

Current liabilities
Short-term debt	577	674	858
Trade payables	834	893	912
Provisions	49	75	85
Other payables	802	789	783
Total current liabilities	2,262	2,431	2,638

Non-current liabilities
Long-term debt and debentures	1,850	2,117	1,829
Deferred tax liabilities	500	467	489
Long-term employee liabilities	330	362	354
Long-term provisions and accruals	218	236	224
Other	61	61	56
Total non-current liabilities	2,959	3,243	2,952

Total liabilities	5,221	5,674	5,590

Equity
Total shareholders’ equity	5,746	5,670	5,768
Non-controlling interests	238	240	269
Total equity	5,984	5,910	6,037

Total liabilities and equity	11,205	11,584	11,627

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

ICL Group Limited Quarterly Report 32

Condensed Consolidated Statements of Income (Unaudited)
(In millions except per share data)

	For the three-month period ended June 30		For the six-month period ended June 30		For the year ended December 31
	2024	2023	2024	2023	2023
	$ millions	$ millions	$ millions	$ millions	$ millions
Sales	1,752	1,868	3,487	3,984	7,536
Cost of sales	1,184	1,189	2,362	2,459	4,865

Gross profit	568	679	1,125	1,525	2,671

Selling, transport and marketing expenses	280	279	553	543	1,093
General and administrative expenses	64	55	128	123	260
Research and development expenses	14	19	31	37	71
Other expenses	2	36	5	70	128
Other income	(3)	(10)	(6)	(13)	(22)

Operating income	211	300	414	765	1,141

Finance expenses	59	89	119	176	259
Finance income	(26)	(40)	(51)	(83)	(91)
Finance expenses, net	33	49	68	93	168

Share in earnings of equity-accounted investees	-	-	-	-	1

Income before taxes on income	178	251	346	672	974

Taxes on income	48	84	90	211	287

Net income	130	167	256	461	687

Net income attributable to the non-controlling interests	15	4	32	18	40

Net income attributable to the shareholders of the Company	115	163	224	443	647

Earnings per share attributable to the shareholders of the Company:

Basic earnings per share (in dollars)	0.09	0.13	0.17	0.34	0.50

Diluted earnings per share (in dollars)	0.09	0.13	0.17	0.34	0.50

Weighted-average number of ordinary shares outstanding:

Basic (in thousands)	1,289,901	1,289,347	1,289,716	1,289,293	1,289,361

Diluted (in thousands)	1,290,158	1,290,792	1,289,977	1,290,950	1,290,668

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

ICL Group Limited Quarterly Report 33

Condensed Consolidated Statements of Comprehensive Income (Unaudited)

	For the three-month period ended		For the six-month period ended		For the year ended
	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2023	December 31, 2023
	$ millions	$ millions	$ millions	$ millions	$ millions
Net income	130	167	256	461	687

Components of other comprehensive income that will be reclassified subsequently to net income
Foreign currency translation differences	(84)	(3)	(142)	56	80
Change in fair value of cash flow hedges transferred to the statement of income	8	21	13	45	59
Effective portion of the change in fair value of cash flow hedges	(14)	(15)	(19)	(39)	(41)
Tax relating to items that will be reclassified subsequently to net income	1	(1)	1	(1)	(4)
	(89)	2	(147)	61	94

Components of other comprehensive income that will not be reclassified to net income
Actuarial gains from defined benefit plans	15	3	13	13	33
Tax relating to items that will not be reclassified to net income	(3)	(1)	(3)	(4)	(8)
	12	2	10	9	25

Total comprehensive income	53	171	119	531	806

Comprehensive income (loss) attributable to the non-controlling interests	13	(12)	26	6	35

Comprehensive income attributable to the shareholders of the Company	40	183	93	525	771

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

ICL Group Limited Quarterly Report 34

Condensed Consolidated Statements of Cash Flows (Unaudited)

	For the three-month period ended		For the six-month period ended		For the year ended
	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2023	December 31, 2023
	$ millions	$ millions	$ millions	$ millions	$ millions
Cash flows from operating activities
Net income	130	167	256	461	687
Adjustments for:
Depreciation and amortization	152	141	299	271	536
Exchange rate, interest and derivative, net	37	30	96	48	24
Tax expenses	48	84	90	211	287
Change in provisions	(11)	(13)	(53)	(28)	(32)
Other	2	2	4	6	29
	228	244	436	508	844

Change in inventories	58	113	109	164	465
Change in trade receivables	26	268	(115)	233	252
Change in trade payables	(55)	(71)	(29)	(108)	(101)
Change in other receivables	(14)	1	4	(5)	26
Change in other payables	(28)	(184)	(18)	(207)	(210)
Net change in operating assets and liabilities	(13)	127	(49)	77	432

Income taxes paid, net of refund	(29)	(105)	(35)	(214)	(253)

Net cash provided by operating activities (*)	316	433	608	832	1,710

Cash flows from investing activities
Proceeds (payments) from deposits, net	11	(35)	61	(79)	(88)
Purchases of property, plant and equipment and intangible assets	(142)	(170)	(287)	(334)	(780)
Interest received (*)	3	3	10	5	10
Proceeds from divestiture of assets and businesses, net of transaction expenses	3	-	18	3	4
Business combinations	-	-	(22)	-	-
Other	-	-	-	1	1
Net cash used in investing activities	(125)	(202)	(220)	(404)	(853)

Cash flows from financing activities
Dividends paid to the Company's shareholders	(59)	(146)	(120)	(324)	(474)
Receipt of long-term debt	140	95	338	353	633
Repayments of long-term debt	(226)	(228)	(612)	(398)	(836)
Repayments of short-term debt	(18)	(54)	(1)	(17)	(25)
Interest paid (*)	(43)	(45)	(63)	(64)	(125)
Receipts from transactions in derivatives	-	-	3	6	5
Dividend paid to the non-controlling interests	(57)	(15)	(57)	(15)	(15)
Net cash used in financing activities	(263)	(393)	(512)	(459)	(837)

Net change in cash and cash equivalents	(72)	(162)	(124)	(31)	20
Cash and cash equivalents as of the beginning of the period	363	552	420	417	417
Net effect of currency translation on cash and cash equivalents	(4)	(18)	(9)	(14)	(17)
Cash and cash equivalents as of the end of the period	287	372	287	372	420

(*) Reclassification - see Note 2 below.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

ICL Group Limited Quarterly Report 35

Condensed Consolidated Statements of Changes in Equity (Unaudited)

Attributable to the shareholders of the Company							Non-controlling interests	Total equity
Share capital	Share premium	Cumulative translation adjustments	Capital reserves	Treasury shares, at cost	Retained earnings	Total shareholders' equity
$ millions
For the three-month period ended June 30, 2024
Balance as of April 1, 2024	549	235	(539)	148	(260)	5,629	5,762	282	6,044

Share-based compensation	-	2	-	1	-	-	3	-	3
Dividends	-	-	-	-	-	(59)	(59)	(57)	(116)
Comprehensive income	-	-	(82)	(5)	-	127	40	13	53
Balance as of June 30, 2024	549	237	(621)	144	(260)	5,697	5,746	238	5,984

Attributable to the shareholders of the Company							Non-controlling interests	Total equity
Share capital	Share premium	Cumulative translation adjustments	Capital reserves	Treasury shares, at cost	Retained earnings	Total shareholders' equity
$ millions
For the three-month period ended June 30, 2023
Balance as of April 1, 2023	549	233	(515)	130	(260)	5,494	5,631	267	5,898

Share-based compensation	-	1	-	1	-	-	2	-	2
Dividends	-	-	-	-	-	(146)	(146)	(15)	(161)
Comprehensive income (loss)	-	-	13	5	-	165	183	(12)	171
Balance as of June 30, 2023	549	234	(502)	136	(260)	5,513	5,670	240	5,910

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

ICL Group Limited Quarterly Report 36

Condensed Consolidated Statements of Changes in Equity (Unaudited)

Attributable to the shareholders of the Company							Non-controlling interests	Total equity
Share capital	Share premium	Cumulative translation adjustments	Capital reserves	Treasury shares, at cost	Retained earnings	Total shareholders' equity
$ millions

For the six-month period ended June 30, 2024
Balance as of January 1, 2024	549	234	(485)	147	(260)	5,583	5,768	269	6,037

Share-based compensation	-	3	-	2	-	-	5	-	5
Dividends	-	-	-	-	-	(120)	(120)	(57)	(177)
Comprehensive income	-	-	(136)	(5)	-	234	93	26	119
Balance as of June 30, 2024	549	237	(621)	144	(260)	5,697	5,746	238	5,984

Attributable to the shareholders of the Company							Non-controlling interests	Total equity
Share capital	Share premium	Cumulative translation adjustments	Capital reserves	Treasury shares, at cost	Retained earnings	Total shareholders' equity
$ millions

For the six-month period ended June 30, 2023
Balance as of January 1, 2023	549	233	(570)	127	(260)	5,385	5,464	249	5,713

Share-based compensation	-	1	-	4	-	-	5	-	5
Dividends	-	-	-	-	-	(324)	(324)	(15)	(339)
Comprehensive income	-	-	68	5	-	452	525	6	531
Balance as of June 30, 2023	549	234	(502)	136	(260)	5,513	5,670	240	5,910

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

ICL Group Limited Quarterly Report 37

Condensed Consolidated Statements of Changes in Equity (Unaudited) (cont'd)

Attributable to the shareholders of the Company							Non-controlling interests	Total equity
Share capital	Share premium	Cumulative translation adjustments	Capital reserves	Treasury shares, at cost	Retained earnings	Total shareholders' equity
$ millions
For the year ended December 31, 2023
Balance as of January 1, 2023	549	233	(570)	127	(260)	5,385	5,464	249	5,713

Share-based compensation	-	1	-	6	-	-	7	-	7
Dividends	-	-	-	-	-	(474)	(474)	(15)	(489)
Comprehensive income	-	-	85	14	-	672	771	35	806
Balance as of December 31, 2023	549	234	(485)	147	(260)	5,583	5,768	269	6,037

The accompanying notes are an integral part of these condensed consolidated financial statements.

ICL Group Limited Quarterly Report 38

Note 1 – General

A.	The Reporting Entity

ICL Group Ltd. (hereinafter – the Company), is a company incorporated and domiciled in Israel. The Company's shares are traded on both the Tel-Aviv Stock Exchange (TASE) and the New York Stock Exchange (NYSE) under the ticker: ICL. The address of the Company’s registered headquarters is 23 Aranha St., Tel Aviv, Israel. The Company is a subsidiary of Israel Corporation Ltd., a public company traded on the TASE under the ticker: ILCO:TA. The State of Israel holds a Special State Share in ICL and in some of its subsidiaries, entitling the State the right to safeguard the State of Israel vital interests.

The Company, together with its subsidiaries, associated companies and joint ventures (hereinafter ‑ the Group or ICL), is a leading specialty minerals group that operates a unique, integrated business model. The Company competitively extracts certain minerals as raw materials and utilizes processing and product formulation technologies to add value to customers in two main end-markets: agriculture and industrial (including food). ICL’s products are used mainly in agriculture, electronics, food, fuel and gas exploration, water purification and desalination, construction, detergents, cosmetics, pharmaceuticals and automotive.

B.	Events in the reporting period

The security situation in Israel since October 2023, when the Israeli government declared a state of war in response to attacks on civilians, has posed several challenges. These include some disruptions in supply chains, a shortage of personnel due to mobilization for reserve duty, and fluctuations in foreign currency exchange rates relative to the Israeli shekel.

Regional tensions involving Houthis attacks and threats on commercial ships have intensified, leading to disruptions in shipping routes and commercial shipping arrangements, as well as increased shipping costs.

The Company has taken measures to ensure the safety of its employees and business partners, as well as the communities in which it operates. Additionally, it has implemented supportive measures to accommodate employees who are called for reserve duty, to minimize any potential impact on its business, including avoidance of disruption to production activities at its facilities in Israel.

The security situation in recent months has not had a material impact on the Company's business results. However, as the developments related to the war, as well as its duration, are unpredictable, the Company is unable to estimate the extent of the war’s potential impact on its future business and results. The Company continuously monitors developments and will take all necessary actions to minimize any negative consequences to its operations and assets.

ICL Group Limited Quarterly Report 39

Note 2 – Significant Accounting Policies

A.	Basis of Preparation

The Company's financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (IASB) and the Company uses IFRS as its generally accepted accounting principles (“GAAP”).

The condensed consolidated interim financial statements were prepared in accordance with IAS 34, “Interim Financial Reporting” and do not include all the information required in complete, annual financial statements. These condensed consolidated interim financial statements and notes are unaudited and should be read together with the Company's audited financial statements included in its Annual Report on Form 20-F for the year ended December 31, 2023 (hereinafter – the Annual Financial Statements), as filed with the Securities and Exchange Commission ("SEC").

The accounting policies and assumptions used in preparation of these condensed consolidated interim financial statements are consistent with those used in preparation of the Company's Annual Financial Statements and in the Company's opinion, include all the adjustments necessary to fairly present such information. Interim results are not necessarily indicative of the Company's expected results for the entire year.

Reclassifications

The Company made a number of insignificant reclassifications in comparative figures in order to adjust them to the manner of classification in the current financial statements. The said reclassifications have no effect on the total profit (loss).

Nonetheless, commencing with the second quarter of 2024, management decided to reclassify interest received as cash flows from investing activities and interest paid as cash flows from financing activities, instead of under cash provided by operating activities. Management believes that the revised classification provides a more comprehensive view of the financing cost and the nature of financing transactions. Comparative figures have been retrospectively adjusted in the statement of cash flows to reflect this policy change.

B.	Amendments to standards and interpretations that have not yet been adopted

IFRS 18, presentation and disclosure in the financial statements

This standard replaces the international accounting standard IAS 1 Presentation of financial statements. As part of the new disclosure requirements, companies will be required to present new defined subtotals in the statements of income: operating profit and profit before financing and tax. In addition, income statement items will be classified into three defined categories: operating, investment and financing. The standard also includes a requirement to provide a separate disclosure in the financial statements regarding the use of management-defined performance measures ("non-GAAP" measures), and specific instructions were added for the grouping and splitting of items in the financial statements and in the notes. IFRS 18 is effective for annual reporting periods beginning on or after 1 January 2027, with an option for early adoption.

ICL Group Limited Quarterly Report 40

Note 3 - Operating Segments

A. General

1. Information on operating segments

ICL is a global specialty minerals company operating bromine, potash and phosphate mineral value chains in a unique, integrated business model. Our operations are organized under four segments: Industrial Products, Potash, Phosphate Solutions and Growing Solutions.

Industrial Products – The Industrial Products segment produces bromine derived from a solution that is a by‑product of the potash production process in Sodom, Israel, as well as bromine‑based compounds. Industrial Products uses most of the bromine it produces for its own production of bromine compounds at its production sites in Israel, the Netherlands and China. In addition, the Industrial Products segment produces several grades of salt, magnesium chloride and some other specialty mineral products. Industrial Products is also engaged in the production and marketing of phosphorous-based flame retardants and additional phosphorus‑based products.

Potash – The Potash segment produces and sells primarily potash, salt, magnesium, as well as electricity. Potash is produced in Israel and Spain using an evaporation process to extract potash from the Dead Sea in Israel, and from conventional mining of an underground mine in Spain. The segment also produces and sells pure magnesium and magnesium alloys, as well as chlorine and sylvinite. In addition, the segment sells salt products produced at its potash site in Spain. The Company operates a power plant in Sodom which supplies electricity to ICL companies in Israel (as well as surplus electricity to external customers) and steam to all facilities at the Sodom site.

Phosphate Solutions – The Phosphate Solutions segment is based on a phosphate value chain which uses phosphate commodity products, such as phosphate rock and fertilizer-grade phosphoric acid (“green phosphoric acid”), to produce specialty products with higher added value. The segment also produces and markets phosphate-based fertilizers. Phosphate rock is mined and processed from open pit mines, three of which are located in the Negev Desert in Israel, while the fourth is situated in Yunnan province in China. Sulphuric acid, green phosphoric acid and phosphate fertilizers are also produced in the facilities in Israel and China.

The Phosphate Solutions segment manufactures pure phosphoric acid by purifying green phosphoric acid. Pure phosphoric acid and green phosphoric acid are used to manufacture downstream products with high added value, such as phosphate salts and acids, for a wide range of food and industrial applications. Phosphate salts and acids are used in various industrial end markets such as oral care, cleaning products, paints and coatings, energy storage solutions, water treatment, asphalt modification, construction, metal treatment and more. The segment's products for the food industry include functional food ingredients and phosphate additives which provide texture and stability solutions for processed meat, meat alternatives, poultry, seafood, dairy products, beverages and baked goods. In addition, the segment supplies pure phosphoric acid to ICL’s specialty fertilizers business.

ICL Group Limited Quarterly Report 41

Note 3 - Operating Segments (cont’d)

A. General (cont’d)

1.  Information on operating segments (cont’d)

Growing Solutions – The Growing Solutions segment aims to achieve global leadership in plant nutrition markets by enhancing its positions in its core markets of specialty agriculture, ornamental horticulture, turf and landscaping, fertilizers and FertilizerpluS, targeting high-growth markets such as Brazil, India and China. The segment also looks to leverage its unique R&D capabilities, substantial agronomic experience, global footprint, backward integration to potash, phosphate and polysulphate and its chemistry know-how, as well as its ability to integrate and generate synergies from acquired businesses.

ICL continuously works to expand its broad portfolio of specialty plant nutrition, plant stimulation and plant health solutions, which consists of enhanced efficiency and controlled release fertilizers (CRF), water-soluble fertilizers (WSF), liquid fertilizers and straights (MKP/MAP/PeKacid), FertilizerpluS, soil and foliar micronutrients, secondary nutrients, biostimulants, soil conditioners, seed treatment products, and adjuvants.

The Growing Solutions segment develops, manufactures, markets and sells its products globally, mainly in South America, Europe, Asia, North America and Israel. It produces water soluble specialty fertilizers in Belgium, Israel and Spain, organic, ornamental horticulture, turf and landscaping products in the UK and the Netherlands, liquid fertilizers in Israel, Spain and China, straights soluble fertilizers in China and Israel, controlled release fertilizers in the Netherlands, Brazil and the US, FertilizerpluS products in the UK, the Netherlands and Germany, as well as secondary nutrients, biostimulants, soil conditioners, seed treatment products, and adjuvants in Brazil.

Other Activities – Other business activities include, among other things, ICL’s innovative arm which promotes innovation, developing new products and services, as well as digital platforms and technological solutions for farmers and agronomists. This category includes Growers and Agmatix, innovative start-ups that are developing agricultural data processing and analysis capabilities for the future of agriculture. In alignment with the Company’s efficiency plan, which includes a change of reporting responsibilities as of January 2024, the results of a non-phosphate related business were allocated from the Phosphate Solutions segment to Other Activities. Comparative figures have been restated to reflect the organizational change in the reportable segments. These activities are not presented as reportable segments as they do not meet the required quantitative thresholds.

2. Segment capital investments

Capital investments made by the segments for each of the reporting periods include mainly property, plant and equipment as well as intangible assets acquired in the ordinary course of business and as part of business combinations.

ICL Group Limited Quarterly Report 42

Note 3 - Operating Segments (cont’d)

A. General (cont’d)

3. Inter–segment transfers and unallocated income (expenses)

Segment revenue, expenses and results include inter-segment transfers, which are based on transactions prices in the ordinary course of business. This is aligned with reports that are regularly reviewed by the Chief Operating Decision Maker. Inter-segment transfers are eliminated as part of the financial statements' consolidation process.

Segment profit is measured based on operating income, without the allocation of certain expenses to the operating segments, as presented in the reports regularly reviewed by the Chief Operating Decision Maker. Management believes that it is the most relevant measure for the assessment of such results.

ICL Group Limited Quarterly Report 43

Note 3 - Operating Segments (cont’d)

B. Operating segment data

Industrial Products	Potash	Phosphate Solutions	Growing Solutions	Other Activities	Reconciliations	Consolidated
$ millions
For the three-month period ended June 30, 2024

Sales to external parties	309	381	528	489	45	-	1,752
Inter-segment sales	6	41	44	5	2	(98)	-
Total sales	315	422	572	494	47	(98)	1,752

Segment operating income (loss)	60	60	93	25	(4)	(9)	225
Other expenses not allocated to the segments							(14)
Operating income							211

Financing expenses, net							(33)

Income before income taxes							178

Depreciation and amortization	14	58	53	20	4	3	152
Capital expenditures	19	63	71	19	2	6	180
Capital expenditures as part of business combination	-	-	-	1	-	-	1

ICL Group Limited Quarterly Report 44

Note 3 - Operating Segments (cont'd)

B. Operating segment data (cont'd)

Industrial Products	Potash	Phosphate Solutions	Growing Solutions	Other Activities	Reconciliations	Consolidated
$ millions
For the three-month period ended June 30, 2023

Sales to external parties	297	540	513	473	45	-	1,868
Inter-segment sales	3	42	52	8	1	(106)	-
Total sales	300	582	565	481	46	(106)	1,868

Segment operating income (loss)	60	167	73	4	(5)	1	300
Other expenses not allocated to the segments							-
Operating income							300

Financing expenses, net							(49)
Income before income taxes							251

Depreciation and amortization	14	46	56	18	3	4	141

Capital expenditures	19	79	59	14	2	4	177

ICL Group Limited Quarterly Report 45

Note 3 - Operating Segments (cont’d)

B. Operating segment data (cont'd)

Industrial Products	Potash	Phosphate Solutions	Growing Solutions	Other Activities	Reconciliations	Consolidated
$ millions

For the six-month period ended June 30, 2024

Sales to external parties	640	748	1,045	963	91	-	3,487
Inter-segment sales	10	97	86	10	2	(205)	-
Total sales	650	845	1,131	973	93	(205)	3,487

Segment operating income (loss)	119	122	177	48	(7)	(19)	440
Other expenses not allocated to the segments							(26)
Operating income							414

Financing expenses, net							(68)

Income before income taxes							346

Depreciation and amortization	27	120	100	39	8	5	299
Capital expenditures	35	129	123	34	3	11	335
Capital expenditures as part of business combination	-	-	-	35	-	-	35

ICL Group Limited Quarterly Report 46

Note 3 - Operating Segments (cont'd)

B. Operating segment data (cont'd)

Industrial Products	Potash	Phosphate Solutions	Growing Solutions	Other Activities	Reconciliations	Consolidated
$ millions
For the six-month period ended June 30, 2023

Sales to external parties	648	1,088	1,133	1,026	89	-	3,984
Inter-segment sales	13	94	107	19	2	(235)	-
Total sales	661	1,182	1,240	1,045	91	(235)	3,984

Segment operating income (loss)	150	421	192	36	(11)	(8)	780
Other expenses not allocated to the segments							(15)
Operating income							765

Financing expenses, net							(93)
Income before income taxes							672

Depreciation and amortization	29	90	108	31	7	6	271

Capital expenditures	45	163	113	38	5	6	370

ICL Group Limited Quarterly Report 47

Note 3 - Operating Segments (cont'd)

B. Operating segment data (cont'd)

Industrial Products	Potash	Phosphate Solutions	Growing Solutions	Other Activities	Reconciliations	Consolidated
$ millions
For the year ended December 31, 2023

Sales to external parties	1,206	1,973	2,141	2,047	169	-	7,536
Inter-segment sales	21	209	209	26	3	(468)	-
Total sales	1,227	2,182	2,350	2,073	172	(468)	7,536

Segment operating income (loss)	220	668	350	51	(34)	(37)	1,218
Other expenses not allocated to the segments							(77)
Operating income							1,141

Financing expenses, net							(168)
Share in earnings of equity-accounted investees							1
Income before income taxes							974

Depreciation and amortization	57	175	207	68	17	12	536

Capital expenditures	91	384	270	92	13	23	873

ICL Group Limited Quarterly Report 48

Note 3 - Operating Segments (cont'd)

C. Information based on geographical location

The following table presents the distribution of the operating segments sales by geographical location of the customer:

4-6/2024		4-6/2023		1-6/2024		1-6/2023		1-12/2023
$ millions	% of sales	$ millions	% of sales	$ millions	% of sales	$ millions	% of sales	$ millions	% of sales
Brazil	358	20	343	18	568	16	737	18	1,530	20
USA	282	16	338	18	601	17	683	17	1,262	17
China	281	16	222	12	536	15	506	13	1,059	14
Germany	82	5	87	5	174	5	197	5	340	5
United Kingdom	79	5	96	5	181	5	266	7	428	6
Spain	79	5	92	5	153	4	192	5	348	5
Israel	75	4	70	4	143	4	136	3	274	4
France	56	3	42	2	147	4	127	3	254	3
Netherlands	36	2	40	2	75	2	98	2	171	2
India	36	2	109	6	70	2	126	3	196	3
All other	388	22	429	23	839	26	916	24	1,674	21
Total	1,752	100	1,868	100	3,487	100	3,984	100	7,536	100

ICL Group Limited Quarterly Report 49

Note 3 - Operating Segments (cont'd)

C. Information based on geographical location (cont'd)

The following tables present the distribution of the operating segments sales by geographical location of the customer:

Industrial Products	Potash	Phosphate Solutions	Growing Solutions	Other Activities	Reconciliations	Consolidated
$ millions
For the three-month period ended June 30, 2024
Europe	109	96	145	182	33	(31)	534
Asia	109	79	143	76	8	(7)	408
South America	6	138	100	150	-	(3)	391
North America	76	50	140	42	-	(1)	307
Rest of the world	15	59	44	44	6	(56)	112
Total	315	422	572	494	47	(98)	1,752

Industrial Products	Potash	Phosphate Solutions	Growing Solutions	Other Activities	Reconciliations	Consolidated
$ millions
For the three-month period ended June 30, 2023
Europe	114	129	147	172	35	(45)	552
Asia	71	188	116	67	6	(6)	442
South America	6	123	111	156	-	(2)	394
North America	92	84	148	36	1	(3)	358
Rest of the world	17	58	43	50	4	(50)	122
Total	300	582	565	481	46	(106)	1,868

ICL Group Limited Quarterly Report 50

Note 3 - Operating Segments (cont'd)

C. Information based on geographical location (cont'd)

The following tables present the distribution of the operating segments sales by geographical location of the customer:

Industrial Products	Potash	Phosphate Solutions	Growing Solutions	Other Activities	Reconciliations	Consolidated
$ millions
For the six-month period ended June 30, 2024
Europe	213	265	288	417	64	(74)	1,173
Asia	219	155	303	137	18	(12)	820
South America	10	197	169	250	-	(3)	623
North America	174	111	277	86	1	(2)	647
Rest of the world	34	117	94	83	10	(114)	224
Total	650	845	1,131	973	93	(205)	3,487

Industrial Products	Potash	Phosphate Solutions	Growing Solutions	Other Activities	Reconciliations	Consolidated
$ millions
For the six-month period ended June 30, 2023
Europe	256	366	325	406	69	(97)	1,325
Asia	157	288	290	151	10	(14)	882
South America	12	283	211	315	-	(3)	818
North America	201	135	326	74	1	(10)	727
Rest of the world	35	110	88	99	11	(111)	232
Total	661	1,182	1,240	1,045	91	(235)	3,984

ICL Group Limited Quarterly Report 51

Note 3 - Operating Segments (cont'd)

C. Information based on geographical location (cont'd)

The following table presents the distribution of the operating segments sales by geographical location of the customer:

Industrial Products	Potash	Phosphate Solutions	Growing Solutions	Other Activities	Reconciliations	Consolidated
$ millions
For the year ended December 31, 2023
Europe	432	624	613	746	126	(209)	2,332
Asia	361	539	587	257	30	(30)	1,744
South America	25	524	368	753	-	(5)	1,665
North America	349	260	614	138	2	(12)	1,351
Rest of the world	60	235	168	179	14	(212)	444
Total	1,227	2,182	2,350	2,073	172	(468)	7,536

ICL Group Limited Quarterly Report 52

Note 4 – Loans, Financial Instruments and Risk Management

A. Fair value of financial instruments

The carrying amounts in the financial statements of certain financial assets and financial liabilities, including cash and cash equivalents, investments, short-term deposits and loans, receivables and other debit balances, long-term investments and receivables, short-term credit, payables and other credit balances, long-term loans bearing variable interest and other liabilities, and derivative financial instruments, correspond to or approximate their fair value.

The following table details the carrying amount and fair value of financial instrument groups presented in the financial statements not in accordance with their fair value:

June 30, 2024		June 30, 2023		December 31, 2023
Carrying amount	Fair value	Carrying amount	Fair value	Carrying amount	Fair value
$ millions		$ millions		$ millions
Loans bearing fixed interest	326	299	341	307	337	306
Debentures bearing fixed interest
Marketable	1,093	965	1,206	1,155	1,208	1,118
Non-marketable	47	46	196	192	196	194
	1,466	1,310	1,743	1,654	1,741	1,618

B. Fair value hierarchy

The following table presents an analysis of the financial instruments measured in fair value, using the valuation method.

The following level was defined:

Level 2: Observed data (directly or indirectly).

Level 2	June 30, 2024	June 30, 2023	December 31, 2023
	$ millions	$ millions	$ millions
Derivatives used for economic hedge, net	3	(28)	39
Derivatives designated as cash flow hedge, net	(18)	(20)	1
	(15)	(48)	40

C. Foreign currency risks

The Company is exposed to changes in the exchange rate of the Israeli shekel against the US dollar in respect of principal and interest in certain debentures, loans, labor costs and other operating expenses. The Company's risk management strategy is to hedge the changes in cash flow deriving from liabilities, labor costs and other operational costs denominated in shekels by using derivatives. These exposures are hedged from time to time, according to the assessment of exposure and inherent risks against which the Company elects to hedge, in accordance with the Company's risk management strategy.

ICL Group Limited Quarterly Report 53

Note 5 – Long Term Compensation Plans and Dividend Distributions

A.	Share based payments - non-marketable options

On April 3, 2024, and April 4, 2024, the Company’s HR & Compensation Committee and the Board of Directors, respectively, approved a new triennial equity grant for the years 2024-2026 in the form of about 12 million non-marketable and non-transferable options for no consideration, under the amended 2014 Equity Compensation Plan, to officers and senior managers. The vesting period of the options will be in three equal tranches, upon the lapse of 12 months, 24 months, and 36 months from the grant date. The fair value at the grant date was about $15 million.

B.	Dividend distributions

Decision date for dividend distribution by the Board of Directors	Actual date of dividend distribution	Distributed amount ($ millions)	Dividend per share ($)
February 26, 2024	March 26, 2024	61	0.05
May 8, 2024	June 20, 2024	59	0.05
August 12, 2024 *	September 18, 2024	63	0.05

*      The dividend will be distributed on September 18, 2024, with a record date for eligibility of September 4, 2024.

ICL Group Limited Quarterly Report 54

Note 6 – Provisions, Contingencies and Other Matters

1.
As part of the Company’s goal to expand its Growing Solutions’ products offerings, in July 2024, the Company completed the acquisition of Custom Ag Formulators (hereinafter - CAF), a North American provider of customized agriculture formulations and products for growers, for a total consideration of $60 million, including a performance based earnout of up to $10 million. CAF offers a diverse assortment of liquid adjuvants and enhanced nutrients, as well as various other specialty products.

2.
Further to Note 18 to the Annual Financial Statements regarding an application for certification of a class action with respect to the manner in which the IT (the Harmonization) project was managed and terminated, in May 2024, the District Court issued a verdict approving the settlement agreement between the parties for a non-material amount, fully covered by insurance and in July 2024, granted it the force of a judgement.

3.
Note 18 to the Annual Financial Statements provides disclosure regarding the unexpected flow of brine discovered above ground at the outskirts of an alluvial fan area, and the Company’s efforts to provide a solution fully coordinated with the Ministry of Environmental Protection (MOE). To the best of the Company’s knowledge, the Green Police has initiated an investigation. The Company is in discussions with the MOE regarding its outstanding requirements.

4.
Note 18 to the Annual Financial Statements provides disclosure regarding the approval of a class action concerning a limited class constituting visitors at the Bokek stream, following the application for certification of a class action filed against Rotem Israel Ltd. and Periclase, for environmental hazards which were allegedly the result of the leakage of wastewater to the groundwater aquifer in the vicinity of the Bokek stream which began in the 1970s, while the Company was government owned. In April 2024 the court ordered the State to submit its response following the plaintiffs’ request to discuss temporary relief measures. During a hearing in June 2024, an additional proposal for mediation was raised and is currently under review by the parties.

Since the judgement of the Supreme Court mainly addressed preliminary questions, without discussion of the respondent’s responsibility and the amount of the damage, and even explicitly stated that certain questions remained open in the judgement of the district court, and were not decided on by the Supreme Court, it is difficult to estimate the proceeding’s outcome. No provision has been recorded in the Company’s financial statements.

ICL Group Limited Quarterly Report 55

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICL Group Ltd.

By:	/s/ Aviram Lahav
	Name:	Aviram Lahav
	Title:	Chief Financial Officer

ICL Group Ltd.

By:	/s/ Aya Landman
	Name:	Aya Landman
	Title:	VP, Chief Compliance Officer & Corporate Secretary

Date: August 14, 2024